Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. completes private placement offering

     /NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE
UNITED STATES./

     "Bob Buchan joins Claude's board"

     SASKATOON, Nov. 17 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") is pleased to announce that it has completed the private placement offering with Mr. Robert Buchan, The Buchan Family Foundation and a relative of Mr. Buchan (the "Offering") previously announced on October 23, 2009.
     The Company is also pleased to announce that Mr. Robert (Bob) Buchan, former Chairman and CEO of Kinross Gold Corporation, has joined Claude's Board of Directors effective November 16, 2009.
     The Offering consisted of the issuance of 5 million units (the "Units")
of Claude at a price of CDN $0.72 per Unit for proceeds of CDN $3,600,000 and
2 million common shares of Claude issued on a "flow-through" basis at a price of CDN $0.85 per common share for proceeds of CDN $1,700,000. Each Unit consisted of one common share and one common share purchase warrant (a
"Warrant"). Each Warrant entitles the holder to acquire one common share of
Claude at a price of CDN $0.90 per common share for a period of three (3)
years following the closing date. The aggregate gross proceeds of the offering was CDN $5,300,000.
     The common shares acquired by Mr. Robert Buchan, Mr. Fraser Buchan and
The Buchan Family Foundation represent approximately 5.9% of the outstanding common shares of Claude before giving effect to the exercise of the warrants and approximately 9.7% of the outstanding common shares of Claude after giving effect to the exercise of the warrants acquired by them (but before the exercise of any other warrants or convertible securities of Claude).
     Immediately following the transaction, Messrs. Buchan and The Buchan
Family Foundation together own 9,000,000 common shares of Claude representing approximately 7.5% of the outstanding common shares of Claude and approximately 11.3% of the outstanding common shares of Claude after giving effect to the exercise of the warrants acquired by them (but before the exercise of any other warrants or convertible securities of Claude).
     Net proceeds from the offering of the Units will be used for general corporate purposes. Net proceeds from the offering of the "flow-through"
shares will be used for expenditures which will be "Canadian Exploration
Expenses" for the purposes of the Income Tax Act (Canada) and Claude will renounce such expenses with an effective date no later than December 31, 2009.

     The securities offered have not been registered under the United States
Securities Act of 1933, as amended, and may not be offered or sold in the
United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

     Claude is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE
Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately
865,000 ounces of gold from its Seabee mining operation in northeastern
Saskatchewan. The Company also owns 100% of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President and CEO, Phone: (306)
668-7505; or Rick Johnson, CFO and Vice President of Finance, Phone: (306)
668-7505, Email: clauderesources(at)clauderesources.com, Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 10:13e 17-NOV-09